SC 13D


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No....)
INTERTAPE POLYMER GROUP INC.
............................................................
(Name of Issuer)
COMMON SHARES
............................................................
(Title of Class of Securities)
460919103
.............................................................
(CUSIP Number)
Mr. Melbourne F. Yull
110E Montee de Liesse, Montreal, Quebec  H4T 1N4  Canada
1-866-202-4713
............................................................
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications
October 1, 2007
.............................................................
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 460919103
(1)Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only)
	LETKO, BROSSEAU & ASS. INC.

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)

(3) SEC use only

(4) Source of Funds (See Instructions)
	OO

(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2 (e)  [ ]	Not applicable

(6) Citizenship or place of organization
	CANADA

Number of shares beneficially owned by each reporting person with:

(7)Sole voting power		13,607,868
(8)Shared voting power		Nil
(9)Sole dispositive power	13,607,868
(10)Shared dispositive power	Nil

(11)Aggregate amount beneficially owned by each reporting person
	13,607,868

(12)Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
	[ ] Not applicable

(13)Percent of class represented by amount in Row 11

	23.1%

(14)Type of reporting person (see instructions)

	OO







Item 1. Security and Issuer

	The securities to which this statement on Schedule 13D relates are the
	common shares, no par value (the "Common Shares"), of Intertape Polymer
	Group Inc., a Canadian corporation (the "Issuer"), with principal executive
	offices at 110E Montee de Liesse, Montreal, Quebec  H4T 1N4  Canada.


Item 2. Identity and Background

2(a) Name of person filing:
	Letko, Brosseau & Ass. Inc.
	Place of organization :	Canada
2(b) Address or principal business office or, if none, residence:
	1800 Mc Gill College Av.
	Suite 2510
	Montreal, QC
	H3A 3J6
	Canada
2(c) The principal business of the Reporting Person is the management of investment portfolios.
2(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding.
2(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

The net investment costs (including commissions, if any) of the Common Shares directly owned by Letko Brosseau managed accounts is approximately CAD$93,681,021.


Item 4. Purpose of Transaction

The Common Shares were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over Intertape Polymer Group Inc. Letko Brosseau managed accounts may from time to time acquire additional Common Shares, dispose of some or all of the existing Common Shares or may continue to hold the Common Shares.


Item 5. Interest in Securities of the Issuer

As of October 1st, 2007, Letko, Brosseau & Ass. Inc. beneficially owns 13,607,868 Common Shares, which represents 23.1% of the Issuer's outstanding Common Shares. Letko, Brosseau & Ass. Inc. directs the voting and disposition of 13,607,868 Common Shares representing 23.1% of the Issuer's outstanding Common Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Standby Purchase Agreement entered into as of July 30, 2007 between the Reporting Person and the Issuer, the Reporting Person agreed to subscribe for Standby Purchaser Rights Offering Shares and Standby Shares having an aggregate Subscription Price equal to US$21,600,000 representing the Reporting Person's Subscription Commitment.

With reference to the Standby Purchase Agreement between the Reporting Person and the Issuer, the Reporting Person purchased an additional 6,164,126 Common Shares.



Item 7. Material to be Filed as Exhibits

None.






Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated : November 14, 2007

LETKO, BROSSEAU & ASS. INC.


Signature  DANIEL BROSSEAU
Name/Title: Daniel Brosseau/President